Mail Stop 4561

July 17, 2008

VIA U.S. MAIL AND FAX 864-239-5824

Stephen B. Waters
Vice President
Drexel Burnham Lambert Real Estate Associates II
55 Beattie Place
P.O. Box 1089
Greenville, SC 29602

**Re: Drexel Burnham Lambert Real Estate Associates II
         Form 10-KSB for Fiscal Year Ended
         December 31, 2007
         Filed March 31, 2008
         File No. 002-85829**

Dear Mr. Waters:

    We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief